File Number: 57562-0029

Web site: www.langmichener.com

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

August 26, 2008

VIA EDGAR AND
DELIVERED

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 7010

Attention:           Anne Nguyen Parker, Branch Chief

Dear Sirs/Mesdames:

Uranium Energy Corp. (the "Company")
SEC Letter dated August 21, 2008
Registration Statement on Form S-1
Filed July 29, 2008
File No. 333-152587

We write on behalf of the Company and in response to the comment letter of August 21, 2008 (the "Review Letter") from the reviewing staff (the "Staff") of the filing by the Company of a Registration Statement on Form S-1 (the "Form S-1") with the United States Securities and Exchange Commission (the "SEC") on July 29, 2008.

We confirm that set forth below are the Company's responses to the Staff's comments as set out in the Review Letter based upon information provided to our firm by the Company. We confirm that the paragraph numbering in this response letter corresponds to the paragraph numbering in the SEC's Review Letter.

Comments:

Selling Stockholders, page 15

1.         Please disclose if any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If you determine that the selling shareholder is a registered broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. If the selling shareholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling shareholder is an underwriter.

Response:

On behalf of the Company, we have amended the Form S-1 to indicate that, to the Company's knowledge, none of the selling stockholders is a registered broker-dealer or an affiliate thereof.

Summary Compensation Table, page 99

2.         Please include a footnote describing all assumptions made in the valuation of the option awards granted to your officers by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See the Instruction to Item 402(c)(2)(v) and (vi).

Response:

On behalf of the Company, we have amended the applicable footnotes to the summary compensation tables to include a reference to the applicable note in the Company's audited financial statements that discusses the assumptions underlying the grant of options.

Directors Compensation Table, page 100

3.         Include a footnote describing all assumptions made in the valuation of the option awards granted to your directors by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See the Instruction to Item 402(k), indicating that the Instruction to 402(c)(2)(v) and (vi) applies equally to Item 402(k).

Response:

On behalf of the Company, we have amended the applicable footnotes to the director compensation tables to include a reference to the applicable note in the Company's audited financial statements that discusses the assumptions underlying the grant of options.

4.         Disclose the aggregate number of option awards and stock awards, if any, outstanding at fiscal year end held by each of your directors, as required in the Instruction to Item 402(k)(2)(iii) and (iv).

Response:

On behalf of the Company, we have amended the Form S-1 to disclose the aggregate number of options held by each of the Company's directors at July 31, 2007 and December 31, 2006.

Exhibit 5.1

5.         We note your assumption that "at the time of the exercise of the July 2008 Warrants, the December 2006 Warrants, the Liquidity Incentive Warrants and the January 2007 Warrants, there will be a sufficient number of authorized but unissued shares of the Company's common stock to permit the issuance of the July 2008 Warrant Shares, the December 2006 Warrant Shares, the Liquidity Incentive Warrant Shares and the January 2007 Warrant Shares". It is inappropriate to assume that there will be enough authorized but unissued shares of common stock to permit the issuance of the shares underlying the warrants at the time of their exercise. Please remove this assumption.

Response:

We have amended the opinion to delete the assumption as requested.

We enclose herewith two clean and blacklined copies of the amended Form S-1 for your ease of reference to expedite your review.

We trust that the foregoing is in order, however, should the SEC have any further questions or comments or require any further documentation or information in connection with the same, please do not hesitate to contact the undersigned at (604) 691-7445 at any time.

Yours very truly,

/s/ Thomas J. Deutsch

Thomas J. Deutsch
for Lang Michener LLP

Enclosures
cc:             The Company: Attention: Mr. Pat Obara, CFO (w/Enclosures)
cc:             Securities and Exchange Commission:
                  Attention: Sean Donahue